EXHIBIT 99.1

Brookfield Reinsurance Completes Annual Filings

BROOKFIELD, NEWS, March 27, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) announced today the filing of its 2023 annual report, including audited financial statements for the year ended December 31, 2023, on Form 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR.

These documents are available at bnre.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies will be provided to shareholders free of charge upon request.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE; TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN).

For more information, please visit our website at bnre.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com